Emerald Health Therapeutics, Inc.

210 - 800 West Pender Street

Vancouver, British Columbia V6C 1J8

March 26, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emerald Health Therapeutics, Inc.
Request for Withdrawal (RW) of Registration Statement on Form F-10 (File No. 333-229744)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Rule 477”), Emerald Health Therapeutics, Inc. (the “Company”) hereby makes application to withdraw its Registration Statement on Form F-10, File Number 333-229744 (as amended, the “Registration Statement”) initially filed with the Securities and Exchange Commission on February 20, 2019, relating to the offering of common shares, warrants, subscription receipts, units and debt securities (collectively, the “Securities”) up to an aggregate initial offering price of Cdn.$150,000,000.

No Securities registered pursuant to the Registration Statement have been sold, offered or issued since the date of the filing of the Registration Statement. The Company is preparing to suspend its reporting obligations pursuant to Rule 12h-3 under the Securities Exchange Act of 1934, as amended. Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible, on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide our attorney, Jason K. Brenkert of Dorsey & Whitney LLP, a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

Our attorney’s email is brenkert.jason@dorsey.com.

Should you have any questions regarding this matter, please call our attorney, Mr. Brenkert, at (303) 352-1133.

Sincerely,

Emerald Health Therapeutics, Inc.

/s/ Jenn Hepburn
Jenn Hepburn
Chief Financial Officer

cc: Jason Brenkert, Esq.